SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29663]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of
1940

April 29, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of April 2011.  A copy of each application may be obtained

via the Commission's website by searching for the file number, or an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.  An

order granting each application will be issued unless the SEC orders a hearing.  Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on May 24, 2011, and should be

accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service.  Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested.  Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-4041.

**Federated American Leaders Fund, Inc. [File No. 811-1704]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On September 18, 2009, applicant transferred its assets to Federated Clover Value Fund, a series

of Federated Equity Funds, based on net asset value.  Expenses of approximately $577,896

incurred in connection with the reorganization were paid by applicant, Federated Equity

Management Company of Pennsylvania, applicant's investment adviser, or its affiliates.

Filing Dates:  The application was filed on April 12, 2011 and amended on April 26, 2011.

Applicant's Address:  Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-

7561.

**Banknorth Funds [File No. 811-10021]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On August 27, 2004, applicant transferred its asset to corresponding series of Federated Equity

Funds, Federated Total Return Series, Inc., and Federated Municipal Securities Income Trust,

based on net asset value.  Expenses of approximately $71,914 incurred in connection with the

reorganization were paid by Federated Equity Company of Pennsylvania and Federated

Investment Management Company, the investment advisers to the surviving funds, or their

affiliates.

Filing Dates:  The application was filed on February 4, 2011 and two amendments were filed on

April 7, 2011.

Applicant's Address:  Federated Investors Tower, 1001 Liberty Ave., Pittsburgh, PA 15222-

3779.

**Tortoise Total Return Fund, LLC [File No. 811-22085]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On January 5, 2011, applicant made a final liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $14,996 incurred in connection with the liquidation were paid by applicant.  Applicant has retained approximately $10,188 in cash to pay any remaining outstanding expenses.

Filing Dates:  The application was filed on February 15, 2011 and amended on April 8, 2011.

Applicant's Address:  11550 Ash St., Suite 300, Leawood, KS 66211.

**Neuberger Berman Income Opportunity Fund [File No. 811-21334]**
**Neuberger Berman High Yield Strategies Fund [File No. 811-21342]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On August 6, 2010, each applicant transferred its assets to Neuberger Berman High Yield Strategies Fund Inc., based on net asset value.  Each applicant's preferred stockholders received an equivalent number of shares of preferred stock of the acquiring fund.  Expenses of $200,000 were incurred in connection with each reorganization and were paid by the respective applicant.

Filing Date:  The applications were filed on March 28, 2011.

Applicants' Address:  605 Third Ave., 2nd Floor, New York, NY 10158-0180.

**Greenwich Advisors Trust [File No. 811-21996]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.  On February 25, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $28,680 incurred in connection with the liquidation were paid by applicant and Greenwich Advisors LLC, applicant's investment adviser.

Filing Date:  The application was filed on March 31, 2011.

Applicant's Address:  Greenwich Advisors LLC, 330 Railroad Ave., Greenwich, CT 06830.

### BlackRock Apex Municipal Fund, Inc. [File No. 811-5227]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On February 28, 2011, applicant transferred its assets to BlackRock MuniAssets Fund, Inc., based on net asset value.  Expenses of approximately $203,515 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on April 4, 2011.

Applicant's Address:  100 Bellevue Parkway, Wilmington, DE 19809.

### Lord Abbett Municipal Income Trust [File No. 811-6418]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On November 19, 2010, applicant transferred its assets to Lord Abbett Municipal Income Fund, Inc., based on net asset value.  Expenses of $150,000 incurred in connection with the reorganization were paid by Lord, Abbett & Co. LLC, applicant's investment adviser.

Filing Date:  The application was filed on March 30, 2011.

Applicant's Address:  90 Hudson St., Jersey City, NJ 07302.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary